# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OneStream, Inc., CIK 0001889956
CUSIP: 68278B107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 191 N. Chester Street, Birmingham, Michigan (MI), 48009
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-24-046531
Filed by CIK 0002031188

## Reporting persons
- KKR Dream Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 45,795,416; shared voting power 0; sole dispositive power 45,795,416; shared dispositive power 0; aggregate amount beneficially owned 45,795,416 (50.2% of the class)
- KKR Dream Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 45,795,416; shared voting power 0; sole dispositive power 45,795,416; shared dispositive power 0; aggregate amount beneficially owned 45,795,416 (50.2% of the class)
- KKR Dream Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 45,795,416; shared voting power 0; sole dispositive power 45,795,416; shared dispositive power 0; aggregate amount beneficially owned 45,795,416 (50.2% of the class)
- KKR Americas Fund XII (Dream) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 45,795,416; shared voting power 0; sole dispositive power 45,795,416; shared dispositive power 0; aggregate amount beneficially owned 45,795,416 (50.2% of the class)
- KKR Americas XII (Dream) Blocker Parent L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 26,227,899; shared voting power 0; sole dispositive power 26,227,899; shared dispositive power 0; aggregate amount beneficially owned 26,227,899 (36.6% of the class)
- KKR Americas XII EEA (Dream) Blocker Parent L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,261,412; shared voting power 0; sole dispositive power 3,261,412; shared dispositive power 0; aggregate amount beneficially owned 3,261,412 (6.7% of the class)
- KKR Americas XII (Dream II) Blocker Parent L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 86,801; shared voting power 0; sole dispositive power 86,801; shared dispositive power 0; aggregate amount beneficially owned 86,801 (0.2% of the class)
- KKR Associates Americas XII AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 75,371,528; shared voting power 0; sole dispositive power 75,371,528; shared dispositive power 0; aggregate amount beneficially owned 75,371,528 (62.3% of the class)
- KKR Americas XII AIV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 75,371,528; shared voting power 0; sole dispositive power 75,371,528; shared dispositive power 0; aggregate amount beneficially owned 75,371,528 (62.3% of the class)
- KKR Wolverine I Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 2,197,087; shared voting power 0; sole dispositive power 2,197,087; shared dispositive power 0; aggregate amount beneficially owned 2,197,087 (4.6% of the class)
- KKR Financial Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,197,087; shared voting power 0; sole dispositive power 2,197,087; shared dispositive power 0; aggregate amount beneficially owned 2,197,087 (4.6% of the class)
- Kohlberg Kravis Roberts & Co. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,197,087; shared voting power 0; sole dispositive power 2,197,087; shared dispositive power 0; aggregate amount beneficially owned 2,197,087 (4.6% of the class)
- KKR & Co. GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,197,087; shared voting power 0; sole dispositive power 2,197,087; shared dispositive power 0; aggregate amount beneficially owned 2,197,087 (4.6% of the class)
- KKR Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,197,087; shared voting power 0; sole dispositive power 2,197,087; shared dispositive power 0; aggregate amount beneficially owned 2,197,087 (4.6% of the class)
- KKR TFO Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,560,909; shared voting power 0; sole dispositive power 1,560,909; shared dispositive power 0; aggregate amount beneficially owned 1,560,909 (3.3% of the class)
- KKR Associates TFO L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,560,909; shared voting power 0; sole dispositive power 1,560,909; shared dispositive power 0; aggregate amount beneficially owned 1,560,909 (3.3% of the class)
- KKR TFO GP Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,560,909; shared voting power 0; sole dispositive power 1,560,909; shared dispositive power 0; aggregate amount beneficially owned 1,560,909 (3.3% of the class)
- KKR Custom Equity Opportunities Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 757,590; shared voting power 0; sole dispositive power 757,590; shared dispositive power 0; aggregate amount beneficially owned 757,590 (1.6% of the class)
- KKR Associates Custom Equity Opportunities L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 757,590; shared voting power 0; sole dispositive power 757,590; shared dispositive power 0; aggregate amount beneficially owned 757,590 (1.6% of the class)
- KKR Custom Equity Opportunities Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 757,590; shared voting power 0; sole dispositive power 757,590; shared dispositive power 0; aggregate amount beneficially owned 757,590 (1.6% of the class)
- KKR-Milton Strategic Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,303,124; shared voting power 0; sole dispositive power 5,303,124; shared dispositive power 0; aggregate amount beneficially owned 5,303,124 (10.4% of the class)
- KKR Associates Milton Strategic L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,303,124; shared voting power 0; sole dispositive power 5,303,124; shared dispositive power 0; aggregate amount beneficially owned 5,303,124 (10.4% of the class)
- KKR Milton Strategic Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,303,124; shared voting power 0; sole dispositive power 5,303,124; shared dispositive power 0; aggregate amount beneficially owned 5,303,124 (10.4% of the class)
- KKR NGT (Dream) Blocker Parent L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,125,659; shared voting power 0; sole dispositive power 7,125,659; shared dispositive power 0; aggregate amount beneficially owned 7,125,659 (13.5% of the class)
- KKR NGT (Dream) Blocker Parent (EEA) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,067,910; shared voting power 0; sole dispositive power 1,067,910; shared dispositive power 0; aggregate amount beneficially owned 1,067,910 (2.3% of the class)
- KKR Associates NGT L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,193,569; shared voting power 0; sole dispositive power 8,193,569; shared dispositive power 0; aggregate amount beneficially owned 8,193,569 (15.3% of the class)
- KKR Next Gen Tech Growth Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,193,569; shared voting power 0; sole dispositive power 8,193,569; shared dispositive power 0; aggregate amount beneficially owned 8,193,569 (15.3% of the class)
- K-PRIME AG Financing LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,136,425; shared voting power 0; sole dispositive power 1,136,425; shared dispositive power 0; aggregate amount beneficially owned 1,136,425 (2.4% of the class)
- K-PRIME Hedge-Finance GP Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,136,425; shared voting power 0; sole dispositive power 1,136,425; shared dispositive power 0; aggregate amount beneficially owned 1,136,425 (2.4% of the class)
- K-PRIME Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,136,425; shared voting power 0; sole dispositive power 1,136,425; shared dispositive power 0; aggregate amount beneficially owned 1,136,425 (2.4% of the class)
- K-PRIME GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,136,425; shared voting power 0; sole dispositive power 1,136,425; shared dispositive power 0; aggregate amount beneficially owned 1,136,425 (2.4% of the class)
- KKR Associates Group L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,136,425; shared voting power 0; sole dispositive power 1,136,425; shared dispositive power 0; aggregate amount beneficially owned 1,136,425 (2.4% of the class)
- KKR Associates Group GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,136,425; shared voting power 0; sole dispositive power 1,136,425; shared dispositive power 0; aggregate amount beneficially owned 1,136,425 (2.4% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 94,520,232; shared voting power 0; sole dispositive power 94,520,232; shared dispositive power 0; aggregate amount beneficially owned 94,520,232 (67.5% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 94,520,232; shared voting power 0; sole dispositive power 94,520,232; shared dispositive power 0; aggregate amount beneficially owned 94,520,232 (67.5% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 94,520,232; shared voting power 0; sole dispositive power 94,520,232; shared dispositive power 0; aggregate amount beneficially owned 94,520,232 (67.5% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 94,520,232; shared voting power 0; sole dispositive power 94,520,232; shared dispositive power 0; aggregate amount beneficially owned 94,520,232 (67.5% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 94,520,232; shared voting power 0; sole dispositive power 94,520,232; shared dispositive power 0; aggregate amount beneficially owned 94,520,232 (67.5% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 94,520,232; sole dispositive power 0; shared dispositive power 94,520,232; aggregate amount beneficially owned 94,520,232 (67.5% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 94,520,232; sole dispositive power 0; shared dispositive power 94,520,232; aggregate amount beneficially owned 94,520,232 (67.5% of the class)

## Item 1. Issuer
Name of issuer: OneStream, Inc.
Address of issuer's principal executive offices: 191 N. Chester Street, Birmingham, Michigan, 48009

## Item 2. Person Filing
Name of person filing:
This is Amendment No. 1 to the Schedule 13G previously filed with the Securities and Exchange Commission on November 13, 2024. Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Act"), each of the persons listed below under Item 2(a) (each, a "Reporting Person" and, collectively, the "Reporting Persons"), have agreed to file one statement with respect to their beneficial ownership of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of OneStream, Inc. (the "Issuer").

(i) KKR Dream Holdings LLC

(ii) KKR Dream Aggregator L.P.

(iii) KKR Dream Aggregator GP LLC

(iv) KKR Americas Fund XII (Dream) L.P.

(v) KKR Americas XII (Dream) Blocker Parent L.P.

(vi) KKR Americas XII EEA (Dream) Blocker Parent L.P.

(vii) KKR Americas XII (Dream II) Blocker Parent L.P.

(viii) KKR Associates Americas XII AIV L.P.

(ix) KKR Americas XII AIV GP LLC

(x) KKR Wolverine I Ltd.

(xi) KKR Financial Management LLC

(xii) Kohlberg Kravis Roberts & Co. L.P.

(xiii) KKR & Co. GP LLC

(xiv) KKR Holdco LLC

(xv) KKR TFO Partners L.P.

(xvi) KKR Associates TFO L.P.

(xvii) KKR TFO GP Limited

(xviii) KKR Custom Equity Opportunities Fund L.P.

(xix) KKR Associates Custom Equity Opportunities L.P.

(xx) KKR Custom Equity Opportunities Limited

(xxi) KKR-Milton Strategic Partners L.P.

(xxii) KKR Associates Milton Strategic L.P.

(xxiii) KKR Milton Strategic Limited

(xxiv) KKR NGT (Dream) Blocker Parent L.P.

(xxv) KKR NGT (Dream) Blocker Parent (EEA) L.P.

(xxvi) KKR Associates NGT L.P.

(xxvii) KKR Next Gen Tech Growth Limited

(xxviii) K-PRIME AG Financing LP

(xxix) K-PRIME Hedge-Finance GP Limited

(xxx) K-PRIME Aggregator L.P.

(xxxi) K-PRIME GP LLC

(xxxii) KKR Associates Group L.P.

(xxxiii) KKR Associates Group GP LLC

(xxxiv) KKR Group Partnership L.P.

(xxxv) KKR Group Holdings Corp.

(xxxvi) KKR Group Co. Inc.

(xxxvii) KKR & Co. Inc.

(xxxviii) KKR Management LLP

(xxxix) Henry R. Kravis

(xl) George R. Roberts
Address of principal business office or, if none, residence:
The principal business office for all persons filing (other than Mr. Kravis and Mr. Roberts) is:

30 Hudson Yards
New York, NY 10001

The principal business office for Mr. Kravis is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, the Reporting Persons may be deemed to beneficially own an aggregate of 94,520,232 shares of Class A Common Stock of the Issuer representing 67.5% of the outstanding shares of Class A Common Stock, of which:

(i) KKR Dream Holdings LLC directly held 45,795,416 common units representing limited liability company units of OneStream Software LLC ("Common Units") and an equal number of shares of Class C Common Stock of the Issuer,

(ii) KKR Americas XII (Dream) Blocker Parent L.P. directly held 26,227,899 shares of Class D Common Stock, par value $0.0001 per share (the "Class D Common Stock"),

(iii) KKR Americas XII EEA (Dream) Blocker Parent L.P. directly held 3,261,412 shares of Class D Common Stock,

(iv) KKR Americas XII (Dream II) Blocker Parent L.P. directly held 86,801 shares of Class D Common Stock,

(v) KKR Wolverine I Ltd. directly held 2,197,087 shares of Class D Common Stock,

(vi) KKR TFO Partners L.P. directly held 1,560,909 shares of Class D Common Stock,

(vii) KKR Custom Equity Opportunities Fund L.P. directly held 757,590 shares of Class D Common Stock,

(viii) KKR-Milton Strategic Partners L.P. directly held 5,303,124 shares of Class D Common Stock,

(ix) KKR NGT (Dream) Blocker Parent L.P. directly held 7,125,659 shares of Class D Common Stock,

(x) KKR NGT (Dream) Blocker Parent (EEA) L.P. directly held 1,067,910 shares of Class D Common Stock, and

(xi) K-PRIME AG Financing LP directly held 1,136,425 shares of Class D Common Stock.

Common Units may be redeemed by the holder for shares of Class D Common Stock on a one-for-one basis, and a corresponding number of shares of Class C Common Stock will be forfeited in connection with the redemption. The Common Units have no expiration date. The Class D Common Stock is in turn convertible at any time, at the holders election, into Class A Common Stock on a one-for-one basis.

Each outstanding share of Class D Common Stock will automatically convert into one share of the Issuer's Class A Common Stock on the first trading day following the seventh anniversary of the Issuer's initial public offering.

The beneficial ownership percentages set forth herein are calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The outstanding Class A Common Stock is based on (i) 45,515,084 shares of Class A Common Stock outstanding as of November 26, 2024, as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission on November 15, 2024, which number is inclusive of the shares sold in the offering related to therein, plus (ii) for each Reporting Person, an additional number of shares of Class A Common Stock issuable upon the conversion of the Common Units and/or Class D Common Stock beneficially owned by such Reporting Person, as applicable.

Each of:

(1) KKR Dream Aggregator L.P. (as the sole member of KKR Dream Holdings LLC); KKR Dream Aggregator GP LLC (as the general partner of KKR Dream Aggregator L.P.); KKR Americas Fund XII (Dream) L.P. (as the sole member of KKR Dream Aggregator GP LLC); KKR Associates Americas XII AIV L.P. (as the general partner of KKR Americas Fund XII (Dream) L.P.); and KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.);

(2) KKR Associates Americas XII AIV L.P. (as the general partner of each of (i) KKR Americas XII (Dream) Blocker Parent L.P., (ii) KKR Americas XII EEA (Dream) Blocker Parent L.P., and (iii) KKR Americas XII (Dream II) Blocker Parent L.P. (collectively, the "KKR Americas XII (Dream) Blocker Parents")); and KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.);

(3) KKR Financial Management LLC (as the portfolio manager of KKR Wolverine I Ltd.); Kohlberg Kravis Roberts & Co. L.P. (as the sole member of KKR Financial Management LLC); KKR & Co. GP LLC (as the general partner of Kohlberg Kravis Roberts & Co. L.P.); and KKR Holdco LLC (as the sole member of KKR & Co. GP LLC);

(4) KKR Associates TFO L.P. (as the general partner of KKR TFO Partners L.P.); and KKR TFO GP Limited (as the general partner of KKR Associates TFO L.P.);

(5) KKR Associates Custom Equity Opportunities L.P. (as the general partner of KKR Custom Equity Opportunities Fund L.P.); and KKR Custom Equity Opportunities Limited (as the general partner of KKR Associates Custom Equity Opportunities L.P.);

(6) KKR Associates Milton Strategic L.P. (as the general partner of KKR-Milton Strategic Partners L.P.); and KKR Milton Strategic Limited (as the general partner of KKR Associates Milton Strategic L.P.);

(7) KKR Associates NGT L.P. (as the general partner of each of (i) KKR NGT (Dream) Blocker Parent L.P. and (ii) KKR NGT (Dream) Blocker Parent (EEA) L.P. (each, a "KKR NGT (Dream) Blocker Parent"); and KKR Next Gen Tech Growth Limited (as the general partner KKR Associates NGT L.P.);

(8) K-PRIME Hedge-Finance GP Limited (as the general partner of K-PRIME AG Financing LP); K-PRIME Aggregator L.P. (as the sole shareholder of K-PRIME Hedge-Finance GP Limited); K-PRIME GP LLC (as the general partner of K-PRIME Aggregator L.P.); KKR Associates Group L.P. (as the sole member of K-PRIME GP LLC); and KKR Associates Group GP LLC (as the general partner of KKR Associates Group L.P.); and

(9) KKR Group Partnership L.P. (as the sole member of each of KKR Americas XII AIV GP LLC, KKR Holdco LLC, and KKR Associates Group GP LLC, and the sole shareholder of each of KKR TFO GP Limited, KKR Custom Equity Opportunities Limited, KKR Milton Strategic Limited, and KKR Next Gen Tech Growth Limited); KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.); KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Henry R. Kravis and George R. Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities directly held by each of KKR Dream Holdings LLC, the KKR Americas XII (Dream) Blocker Parents, KKR Wolverine I Ltd., KKR TFO Partners L.P., KKR Custom Equity Opportunities Fund L.P., KKR-Milton Strategic Partners L.P., the KKR NGT (Dream) Blocker Parents, and K-PRIME AG Financing LP; however, each disclaims beneficial ownership of such securities.
Percent of class: See Item 4(a) above and Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a) above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the partners, members, affiliates and shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Signature Pages

## Signatures
- KKR Dream Holdings LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Dream Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Dream Aggregator GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR Dream Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Americas Fund XII (Dream) L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII AIV GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR Americas XII (Dream) Blocker Parent L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII AIV GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR Americas XII EEA (Dream) Blocker Parent L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII AIV GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR Americas XII (Dream II) Blocker Parent L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII AIV GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR Associates Americas XII AIV L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII AIV GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR Americas XII AIV GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Wolverine I Ltd.: /s/ Christopher Lee, Christopher Lee, Secretary of KKR Financial Management LLC, See Exhibit 99.1 (02/12/2025)
- KKR Financial Management LLC: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- Kohlberg Kravis Roberts & Co. L.P.: /s/ Christopher Lee, Christopher Lee, Secretary of KKR & Co. GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR & Co. GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Holdco LLC: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR TFO Partners L.P.: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact for Jeffrey Van Horn, Vice President of KKR TFO GP Limited, See Exhibit 99.1 (02/12/2025)
- KKR Associates TFO L.P.: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact for Jeffrey Van Horn, Vice President of KKR TFO GP Limited, See Exhibit 99.1 (02/12/2025)
- KKR TFO GP Limited: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact for Jeffrey Van Horn, Vice President, See Exhibit 99.1 (02/12/2025)
- KKR Custom Equity Opportunities Fund L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Custom Equity Opportunities Limited, See Exhibit 99.1 (02/12/2025)
- KKR Associates Custom Equity Opportunities L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Custom Equity Opportunities Limited, See Exhibit 99.1 (02/12/2025)
- KKR Custom Equity Opportunities Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- KKR-Milton Strategic Partners L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Milton Strategic Limited, See Exhibit 99.1 (02/12/2025)
- KKR Associates Milton Strategic L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Milton Strategic Limited, See Exhibit 99.1 (02/12/2025)
- KKR Milton Strategic Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- KKR NGT (Dream) Blocker Parent L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Next Gen Tech Growth Limited, See Exhibit 99.1 (02/12/2025)
- KKR NGT (Dream) Blocker Parent (EEA) L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Next Gen Tech Growth Limited, See Exhibit 99.1 (02/12/2025)
- KKR Associates NGT L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Next Gen Tech Growth Limited, See Exhibit 99.1 (02/12/2025)
- KKR Next Gen Tech Growth Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- K-PRIME AG Financing LP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of K- PRIME Hedge-Finance GP Limited, See Exhibit 99.1 (02/12/2025)
- K-PRIME Hedge-Finance GP Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- K-PRIME Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of K-PRIME GP LLC, See Exhibit 99.1 (02/12/2025)
- K-PRIME GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Associates Group L.P.: /s/ Christopher Lee, Christopher Lee, Secretary of KKR Associates Group GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR Associates Group GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary of KKR Group Holdings Corp., See Exhibit 99.1 (02/12/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact, See Exhibit 99.1 (02/12/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact, See Exhibit 99.1 (02/12/2025)